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                           August 13, 2021

       Jason Wood
       Chief Executive Officer
       Specificity, Inc.
       801 West Bay Drive, Suite 206
       Largo, Florida 33770

                                                        Re: Specificity, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed August 2,
2021
                                                            File No. 333-257323

       Dear Mr. Wood:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 Filed August 2,
2021

       Cover Page

   1. We note your revised disclosure in response to comment 3, and reissue the comment in part. Please disclose
in your prospectus summary the percent of the voting power of your company controlled by
your chief executive officer, as you have on your prospectus cover page. Please also add
disclosure on your prospectus cover page discussing the disparate voting rights of your
Series B Preferred Stock.
       Prospectus Summary
       Summary, page 6

   2. We note your response to comment 4, which states that you revised your disclosure,
 Jason Wood
Specificity, Inc.
August 13, 2021
Page 2
       however, we were unable to locate any revised disclosure in your registration statement that is responsive to this comment. As such, we reissue the comment. Please revise your disclosure accordingly, or advise otherwise.
Dilution, page 18

3. We reviewed your revisions related to comment 1. Please provide us with your calculations of net value disclosed in the table on page 18. Also, please disclose net tangible book value or deficit per share before and after the offering. Refer to Item 506(a)
       of Regulation S-K.
Plan of Distribution, page 19

4. We reissue comment 6 in part. In this regard, we note your disclosure on page 21 continues to state that the "[s]elling shareholders may sell shares in the amount . . .
       determined solely by the selling stockholder" and the "selling stockholder will offer its shares at prevailing market prices or privately negotiated prices." As currently written, this language suggests that the selling stockholders have the ability to sell their shares at market prices. Please revise to delete these statements, and clarify that the common stock to be sold by the selling stockholders will be sold at a fixed price of $1.50 for the duration of the offering, or until your stock is listed on an established trading market.
       You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters.
Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264 with any other questions.



                                                              Sincerely,
FirstName LastNameJason Wood
                                                              Division of
Corporation Finance
Comapany NameSpecificity, Inc.
                                                              Office of Trade &
Services
August 13, 2021 Page 2
cc:       William Robinson Eilers
FirstName LastName